Exhibit 99.2

(FORMERLY KEEGAN RESOURCES INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2013 and 2012
_______________________

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (formerly Keegan Resources Inc.) (“Asanko” or the “Company”) has been prepared by management as of August 14, 2013 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2013 and the related notes thereto, prepared in accordance with International Accounting Standard No. 34, Interim Financial Reporting. This MD&A should also be read in conjunction with the Company’s audited annual consolidated financial statements for the nine months ended December 31, 2012 and the year ended March 31, 2012 and the related notes thereto that have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to C$ are to Canadian dollars.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 26 carefully.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.   The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and NYSE MKT Equities Exchange (formerly American Stock Exchange) under the symbol “AKG”.  The Company’s primary asset is it’s Esaase Gold Project (“Esaase” or the “Property”) located on the Asankrangwa gold belt in Ghana.

The Company is focused on executing its three-pronged strategic approach of:

•	Production – near term, low cost production at Esaase planned for 2015
•	Growth –strategic acquisitions to develop growth opportunities
•	Value – deliver value with strong human and financial resources

Highlights for the 3 months ended June 30, 2013 and the subsequent period to August 14, 2013

·	The Pre-Feasibility Study (“PFS”) for the project, which had been underway since September 2012 was concluded in May 2013. Highlights of the PFS (based on $1,400 per ounce gold price) are, as follows:
o	Proven & Probable Mineral Reserves of 2.37 million ounces of gold at 1.41 g/t.
o	Robust project economics with an after-tax IRR of 23.2% and an NPV (5%) of $354.7 million.
o	Strong cash flow generation with average annual free cash flow of $87 million.
o	Mine life (“LOM”) in excess of 10 years with strong potential to increase.
o
Average annual gold production of 200,000 ounces from a 5 million tonne per annum (‘Mtpa’) operation at a fully diluted LOM average plant feed grade of 1.41g/t and a LOM strip ratio (waste:ore) of 4.28:1.

o	Installation capital of $286.4 million, including all associated infrastructure and a 10% contingency.
o	LOM cash operating costs of $736/oz with steady state cash operating costs of $724/oz.
o	LOM total cash costs of $813/oz with steady state total cash costs of $801/oz
o	LOM all-in sustaining cash costs of $843/oz (pre-tax). LOM all-in sustaining cash costs of $990/oz (after tax).
o
Highly competitive all-in sustaining cash costs equate to an ability to generate positive returns and free cash flow in a lower gold price environment (for example average annual free cash flow is $65 million at $1,200/oz gold price).

o	An 18-month project construction schedule with first gold in the first half (“H1”) of 2015 and steady-state production in the second half (“H2”) of 2015.
•	A Definitive Feasibility Study (“DFS”) was initiated in May and completion is expected in Q4 2013.
•
The company engaged RFA Consultants of Johannesburg as financial advisors and Norton Rose Fulbright of London, UK as legal advisors and initiated project financing efforts seeking $130 to $150 million in debt to fund the balance of the capital required to execute the Esaase Project.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Esaase Gold Property

The Esaase Gold Property is located in the Amansi West District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

Engineering and Development

Following the completion of the Pre-feasibility Study (“PFS”), (see below), the Company immediately initiated a Definitive Feasibility Study (“DFS”).  In the study, several key opportunities are being pursed to further enhance the already robust project economics, including:

➢	Mine planning to allow for higher mining and processing rates in the early years of production while treating oxide ores.

➢	Pit optimisation using results of the PFS as a basis for design, targeting improved Resource conversion to Mineral Reserves and extending the planned life-of-mine.

➢	Metallurgical test work to reduce the concentrate mass pull from flotation, which could reduce capital and operating cost estimates and or maintain mass pull with higher recoveries.

➢	Geotechnical engineering to investigate improvements in pit slope angle, reducing the strip ratio.

Pit optimisation and detailed mine planning are underway for the DFS.  In the PFS, the pit optimization was completed using processing costs that were estimated as part of a conceptual study completed in August 2012.  During the PFS, the process operating costs were estimated to be substantially lower than the conceptual study estimates as a result of utilising flotation.  For the DFS, the pit optimisation will utilise the lower operating costs generated in the PFS as a basis for the optimisation and it is expected that this will increase the conversion of Mineral Resources to Mineral Reserves.  In addition, the detailed mine plan to be developed following the pit optimisation will incorporate the fact that the early years of production anticipate treatment of oxide ores which can be processed at a higher rate than fresh ore due to their softer nature.  It is expected that the increase in mining and processing rate while treating oxide ore will result in higher gold production during the first few years of operation than estimated in the PFS.

In addition, a final metallurgical test work program is underway at ALS-Ammtec in Perth, Western Australia.  The objective of the test work is to investigate various flotation reagents with an aim to reduce the mass pull from the flotation circuit, which could result in lower operating and capital costs by lowering cyanide consumption and providing for smaller equipment in the leach circuit. The test work is also investigating options for maintaining mass pull with higher recoveries.  Final results and analysis of the test work will be announced in due course.

Further geotechnical engineering work is also underway based on existing geotechnical data with the aim of designing for steeper slopes in both the footwall and hanging wall of the pit.  The Company plans on drilling a further twelve geotechnical holes to add to its already extensive geotechnical data and improve confidence in the geotechnical design.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Permitting

The environmental permitting proeess is continuing to advance in parallel with the DFS.  In early May, the Environmental Protection Agency (EPA) of Ghana held a Public Hearing regarding the Project, at which the Company presented its plan for developing Esaase to over 800 local, regional and national stakeholders.  The Company received a positive endorsement for the Project from stakeholders and is now finalizing its Environmental Impact Statement (“EIS”) to include the Project Scoping Report comments received from the EPA.   An environmental permit is anticipated by the end of 2013.

Project Financing

The Company is well positioned with $190 million in cash at June 30, 2013 and an estimated capital cost for the Project based on the PFS of approximately $290 million.  The process to obtain debt financing of $130 to $150 million to fund the balance of the capital required to build the project as well as provide working capital during commissioning and start-up is underway.  To provide assistance in this regard, the Company has engaged RFA Consulting (“RFA”) as financial advisors.  RFA is an independent advisory boutique based in Johannesburg, South Africa which focuses on the provision of corporate finance advisory services to the mining and resource sector.  In addition, the Company has engaged Norton Rose Fulbright to act as legal advisor in relation to the financing.

The Company is now in the process of working with various financial institutions to engage Independent Technical Experts (“ITE”) to work alongside the DFS engineering team conducting technical due diligence.  In addition to this process, the Company is also investigating other alternatives to traditional project debt financing.

Project Schedule

The key milestones that the Company is working towards are, as follows:
Ø	DFS Completion	End 2013
Ø	Environmental Permit	End 2013
Ø	Early works construction start	End 2013
Ø	Project Financing	Q1 2014
Ø	Full project construction start	Q2 2014
Ø	Commissioning	H1 2015
Ø	Steady state production	Q4 2015

Early works construction is expected to include ground preparation and road works that are best carried out in the dry season in Ghana which begins in about November each year.

Pre-Feasibility May 2013 - Results

Introduction

The Company engaged DRA Mineral Process South Africa to manage a PFS on the Esaase Gold Project based on the October 2012 Mineral Resource Estimate (‘MRE’) prepared for Asanko by Minxcon.  The PFS was completed using the following parameters:

-	Life of mine	minimum 10 years
-	Average production	200,000 ounces of gold per annum
-	Ore mining rate	5 million tons of fresh ore per annu
-	Cut-off grade	0.6 g/t gold
-	Recovery	Oxide 85%, Transitional 90% and Fresh Ore 95%
-	Gold price	$1,400 per ounce

The key considerations in the PFS were the preferred mining and processing route, the scale of the operation, throughput rate, project life and community and environmental impacts. The minimum life of the project is in excess of 10 years, but has the potential to be significantly increased, given the number of untested targets within close proximity to the current resource base as well as improved modifying factors that emerged at the end of the PFS. The PFS is therefor considered as a base case scenario.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

The Esaase Gold Project is located in Ghana, West Africa (Figure 1). Ghana is Africa’s second largest gold producer and has been producing gold on a large scale for many years. Ghana has many internationally recognised Gold mining companies operating in the country including but not limited to AngloGold Ashanti, Newmont, Goldfields and Perseus.

Figure 1. Project Location

Mineral Resource Estimation (“MRE”)

The Company engaged Minxcon, a South African based mineral resource consultancy firm to complete the MRE for the Esaase project in Ghana. Minxcon has many years of Ghanaian experience and has worked extensively in Ghana on the Tarkwa and Damang deposits for Goldfields. Minxcon was engaged to review the mineral resource estimate and mine plan for opportunities to improve the minable ore grade and/or reduce the strip ratio during the early years of production. Minxcon concluded that there is an opportunity to improve the minable ore grade by using selective mining methods rather than the bulk mining method as proposed in the September 2011 Pre-Feasibility Study (“2011 PFS”).

Minxcon updated the refined block model utilizing existing data to more precisely delineate the mineralized zones within the resource area and produced a MRE for selective mine planning. The Company released the results of the revised resource estimate dated November 23, 2012 (Table 1).

Note: Esaase’s MRE is now stated at a 0.6g/t cut off which is in line with the PFS selected whittle shell and detailed mine plan schedules and is also included in the MRE published by Minxcon in November 2012.

 Table 1: Mineral Resources for Esaase – Minxcon 2012 at 0.6 g/t cut off

Category	Tonnage	Au	Au
	Mt	g/t	Moz
Measured	23.37	1.49	1.12
Indicated	71.25	1.43	3.29
Total (M&I)	94.62	1.45	4.41
Inferred	33.59	1.40	1.51

Mining

The mining capital and operating cost estimates, mining schedule and Mineral Reserve Estimate were prepared by independent consultants DRA (Mining Division) with the assistance of mine design specialists, CAE Mining Africa (Pty) Ltd from Johannesburg, South Africa and based on productivity and cost estimates received from Mining Contractors during the previous study phase.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

As part of the PFS, a series of whittle pit optimisations were completed. Material classified in the Measured and Indicated categories were used in the whittle pit optimisation processes. Inferred Resources were excluded. A series of pits generated from a series of cutoff grades were run through Whittle and a financial model to generate the optimum mine plan for the Project. Once the optimal Whittle shell was selected, detailed mine designs, waste dump designs and LOM mining schedules were then completed using Studio 5 Planner and EPS Scheduling to determine the optimal long term mine plan (Table 2).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Table 2: PFS Mine Plan

	UOM	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Ore mined	‘000t	3,791	5,189	5,211	5,088	4,839	4,527	4,916	4,918	4,732	5,100	4,030
Grade mined	g / t	1.35	1.26	1.48	1.47	1.56	1.52	1.32	1.33	1.40	1.40	1.43
Waste	‘000t	20,737	25,339	23,214	24,278	26,543	25,361	15,606	24,302	14,562	17,284	7,021
Strip ratio	w:o	5.47	4.88	4.45	4.77	5.49	5.60	3.17	4.94	3.08	3.39	1.74
Plant feed	‘000t	2,562	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	4,778
Feed grade	g / t	1.63	1.31	1.50	1.46	1.53	1.44	1.31	1.32	1.36	1.41	1.32
Recovery	%	82.29%	85.12%	89.04%	88.38%	87.67%	90.20%	92.10%	92.81%	93.08%	93.30%	94.22%
Au produced	oz	110,772	178,630	214,166	207,878	215,982	209,457	193,601	197,361	203,991	211,780	191,717

As a result of the positive PFS, a portion of the Mineral Resources were converted to Proven and Probable Mineral Reserves (Table 3).

Table 3: Mineral Reserve Estimate - April 2013

Proven			Probable			Total Mineral Reserves
Ore (Mt)	Gold Grade (g/t)	Gold Content (MOz)	Ore (Mt)	Gold Grade (g/t)	Gold Content (MOz)	Ore (Mt)	Gold Grade (g/t)	Gold Content (MOz)
22.85	1.43	1.05	29.49	1.40	1.32	52.34	1.41	2.37

Notes:
A 'Mineral Reserve' is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.  Inferred Mineral Resources are excluded from the Mineral Reserve Estimate. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

The stripping ratio (waste:ore) for the life of mine (‘LOM’) is estimated to be 4.28:1. 52.3Mt of ore will be fed to the plant over the more than 10-year mine life at an average fully diluted grade 1.41g/t gold.

The PFS is based on contract mining utilizing truck and shovel surface mining. The basic mining fleet will comprise four 18m³ excavators (CAT 6030) and twenty-eight 100 tonne rigid dump trucks (CAT 777G). The trucks will be loaded by hydraulic shovels in a backhoe configuration for dispatch of ore and waste to the relevant dumping positions.

Distances and haul road profiles have been used to calculate hauling productivities of the mining fleet, fleet size and to meet the mining schedule requirements. The haul road maintenance will be supported by two large graders (CAT 16M) and one smaller grader (CAT 14H/M) and two water carts (CAT 773D WT). The fleet will be supported by dozers, service trucks, tractors, workshop infrastructure and tyre handlers.

The run of mine (‘ROM’) ore will be tipped onto the ROM pad stockpiles with flexibility of direct tipping into the primary crusher. The ROM pad is situated 1.3km from the pit exit. Waste will be hauled to three strategic waste dump positions situated in close proximity to the pit to reduce operating costs.

Bench heights employed are based on geotechnical recommendations and practical fleet considerations for the project. Oxide material will be mined with 10m benches, while fresh material will have 20m bench heights.

Pit dewatering has been provided for each pit and is integrated with the overall storm water management philosophy developed for the Project.

The average mining cost over the LOM is estimated at $3.20 per tonne mined (ore and waste), which equates to a total mining cost of $414.06 per ounce of gold produced. Waste mining and haulage costs are $2.86/tonne whilst ore mining and haulage costs are $4.64/tonne. The major difference between the two being for the design of grade control for selective mining purposes of ore.

Mining capital requirements for initial contractor mobilisation, establishment of the contractor, and site clearing is estimated to be $13.7 million. As the Esaase deposit is a green field site which starts with the mining of a ridge of approximately 100 metre high hills, there is very little pre-stripping to be done. A pre-strip cost has been included in the capital in the sum of $6.9 million. Most of the pre-strip material will be used for initial tailings dam wall construction.

Processing

Under the supervision of Lycopodium in Australia four extensive phases of test work were completed for the Esaase Gold project up to an including the Esaase PFS that was published in 2011.  Based on a review of the phase I – IV test work, a phase V test work programme was initiated by DRA in the last quarter of 2012 and completed in Q1 2013. By doing additional test work on composite samples made up of the left over material from the phase III and IV test work, an optimal plant configuration was developed (Figure 2).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Figure 2 : Process Flow Sheet

ROM
1° Crushing
2° Crushing
1° Gravity Concentration
Stockpile
Mill
GRG Dissolution
Flotation
Flotation TSF
Pre Leach Thickener
Carbon In Leach
Cyanide Tailings Detoxification
CIL TSF
Regrind Mill
2° Gravity Concentration
Loaded Carbon
Elution
Electrowinning
Gold Room
Gold Bullion
Air
Water
Reagents

The plant is a conventional crushing, milling, gravity recovery followed by flotation, with the flotation concentrate being reground and then leached in a standard CIL circuit using AARL elution technology. The flotation tails are low enough in grade to be discarded.

ROM ore will be treated in an open circuit primary crushing system consisting of ROM bin and gyratory crusher. Product from the primary crusher will be conveyed to a secondary cone crusher. Secondary crusher product will be routed onto a 10,000t mill feed stockpile. Material will be withdrawn from the stockpile using belt feeders that feed directly onto the mill feed conveyor.

The ball milling circuit is designed to a feed rate of 635t/h dry solids. The mill will operate in closed circuit with a cluster of hydrocyclones. The ball mill will be a 13MW dual motor configuration producing a p80 grind of 75μm.The cyclone overflow will be gravity fed to a flotation circuit. The cyclone underflow will be sent to a primary gravity concentration circuit, with the tails being recycled to the mill feed.

The primary gravity concentrator circuit will include two independent Knelson XD-48 concentrators with capacity to each treat 400t/h. The gravity concentrate will report to a high intensity batch dissolution reactor. The pregnant solution from the intensive dissolution reactor will be pumped to the electrowinning cell feed tank.

The flotation circuit will comprise of a single bank of seven 130m3 forced air rougher flotation cells in series. The flotation tailings will be pumped to flotation tailings storage facility while the flotation concentrate will be fed to de-sliming cyclones on a regrind circuit. The cyclone overflow will be routed to a pre-leach thickener while cyclone underflow will be treated in a Vertimill to achieve a P80 of 20μm. Regrind mill product will be pumped to a secondary gravity concentration unit; the concentrate will be routed along with concentrate from the primary gravity concentrator to the intensive dissolution reactor. Pre-leach thickener underflow will be pumped to the CIL circuit.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

The CIL circuit will consist of seven 330m3 tanks in series. Slurry will flow from one CIL tank to another via Kemix inter-tank pumping screens and launders. CIL tailings will be screened for carbon and pumped to the cyanide and arsenic detoxification circuits. Detoxification will be achieved by the SO2/Air process in two detox tanks. Copper Sulphate will be added to catalyse the reaction. The detox circuit will be operated to achieve a cyanide concentration in the final tailings stream of <50ppm CNWAD. Chloride addition in a third tank will be used to facilitate the precipitation of the arsenic, present in the tailings stream. The arsenic concentration, in solution, will be reduced to <0.1ppm As.

The CIL carbon will be batch treated in a split AARL elution circuit consisting of an acid wash vessel and 5 tonne elution column with a heater facility. Eluate produced during elution cycle will be pumped to electrowinning circuit feed tanks. Eluted carbon will be removed from the column and transferred to the carbon regeneration kiln and after regeneration back to the CIL circuit.

Pregnant solution from the CIL elution circuit as well as the intensive leach reactor will be circulated through an electrowinning circuit. Loaded cathodes will be removed periodically from the cells, the gold sludge will then be washed, dried and smelted. The gold produced will be in a form of Dore bars. The Dore bars will be cleaned, labeled, assayed and prepared for shipping to Rand Refineries. Ownership will transfer upon loading to Rand Refineries transporters at the mine.

The phase V testwork also confirmed the plant recoveries (Table 5) and operating costs (Table 6) that could be expected from this plant configuration. The testwork also compared the performance of a flotation circuit against a whole ore leach circuit for trade off purposes. The flotation circuit was selected as it gave similar LOM recoveries at significantly lower operating costs. The recoveries below include a 1.09% recovery discount over and above the final recoveries received from the recently completed metallurgical test program. This is considered prudent as it allows for practical processing limitations in a live operating environment.

Table 5: LOM Process Plant Recoveries

Gravity -Flotation-CIL
Composite	P80 =75μm based on Phase V Composites
Laterite	84.5%
Oxide	84.7%
Transitional	91.2%
Fresh	94.2%
Recovery Discount	1.09%
LOM Recovery	90.06%

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Table 6: LOM Process Plant Operating Costs

Gravity-Flotation-CIL P80 =75μm
LOM $/t
Crusher Liners	$0.09
Mill Liners	$0.18
Grinding Media	$0.35
Reagents (Flotation)	$1.20
Reagents (CIL)	$2.79
Reagents (Detox)	$0.13
Reagents (Other)	$0.19
Tailings	$0.19
Power	$3.80
Labour	$0.60
Maintenance	$0.43
Laboratory	$0.14
Other	$0.27
Total	$10.37

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure is estimated at $286.4 million. The cost is inclusive of all infrastructure and indirect costs required for the Project including a 10% contingency amounting to $26 million. The engineering has been developed to support a capital and operating cost estimate to a nominal accuracy of -15% to +25% (Table 7).

Table 7 : Capital Costs

Description	Cost ($ million)
Process plant *	82.9
Mining (pre-production costs)	15.9
Power infrastructure	36.0
Buildings, offices and accommodation	5.1
TSF, WRD, ROM, water supply, civils	41.1
Roads and construction camp	12.9
CSR, owners team, general and admin	41.6
EPCM	20.6
Spares and consumables	4.3
Sub total	260.4
Contingency	26.0
Total	286.4

* Excluding contingency and attributable EPCM

A summary of the process plant capital costs are shown in the Table 8 below (-15% to +25% nominal accuracy).

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Table 8 : Plant Capital Costs

Description	Cost ($ million)
Earthworks and general	4.8
Civils	5.9
Structural steel and platework	14.4
Mechanicals	35.8
Piping and valves	5.2
Electrical and instrumentation	12.8
Transportation	4.0
Total *	82.9

* Excluding contingency and attributable EPCM

Operating costs

The average LOM cash operating cost is estimated at $736 per ounce with steady state cash operating costs of $724 per ounce (Table 9). These costs are based on the treatment of 5 million tonnes of ore per annum producing an average 200,000 ounces of gold per annum.

Operating costs were developed in conjunction with the project design criteria, process flow sheet, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, tailings storage, water treatment, general and administrative and refining costs

Table 9 : Cash Operating Costs

Description	$/oz Gold	$/t milled
Waste mining	300.26	2.86
Ore mining	113.84	4.64
Processing	254.19	10.37
General and administrative	62.14	2.53
Refining	5.35	0.22
Total cash operating costs	735.78	* 30.00
Royalties	77.00	3.14
Total cash costs	812.78	33.14
Sustaining and deferred capex	30.36	1.24
All-in sustaining cash cost (pre-tax)	843.14	34.38
Taxation	146.71	5.99
All-in sustaining cash cost (post-tax)	989.85	40.37

* Applying a life of mine strip ratio of 4.28

Key Sensitivities

A range of Project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The significant financial sensitivities identified were discount rate and gold price (Table 10)

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Table 10 : Key Sensitivities

	Discount Rate
Price Au / oz	3%	5%	6%	7%	8%	IRR
1,100	95,065	50,748	31,242	13,285	(3,266)	7.8%
1,200	209,726	155,143	131,026	108,768	88,199	13.4%
1,300	321,079	255,513	226,502	199,700	174,908	18.5%
1,400	431,498	354,713	320,706	289,269	260,172	23.2%
1,500	541,654	453,581	414,547	378,446	345,017	27.6%
1,600	651,608	552,188	508,101	467,311	429,525	31.7%
1,700	761,531	650,765	601,624	556,146	514,005	35.8%

Numbers quoted as net present value (‘NPV’) discounted at various discount rates and expressed in thousands of US dollars

Other significant sensitivities, identified as installation capital, operating costs, feed grade, taxation and process recovery were evaluated and presented as a tornado plot (Table 11).

Table 11 : Tornado Plot of Various Parameters

	Flex	Positive Case	Negative Case
Process recovery	1%	13,846	(13,844)
Taxation	2.5%	14,823	(14,823)
Discount	1%	36,835	(34,007)
Feed grade	1%	13,823	(13,824)
Selling price	$100	98,868	(99,200)
Operating cost	3%	23,589	(23,596)
Installation capex	10%	19,562	(19,579)

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Civil and Infrastructure

An amount of $41.1 million has been provided for the tailings storage facility, waste rock dumps, run of mine, water supply and related civil works as part of the infrastructure capital costs. In addition, a further

➢	$7.8 million has been included in deferred capital for buffer dams and dewatering dams
➢	$10.8 million has been included in the operating costs for tailings management through the current life of mine

The layout of the process plant and mine facilities have been planned to take advantage of the natural topography and minimise impact on the environment.

The total power requirements for the Project are estimated at 19.7 MW of consumed power. The PFS assumes power will be generated on-site with medium fuel oil (‘MFO’) generators at a cost of $0.15 per kilowatt hour.  Alternative power options are available to the Project and will be considered in more detail during the DFS.

The process make-up water dam of the PFS has been augmented by a Buffer Dam to supplement the plant make-up water requirements during the dry season as well as being used for environmental discharge control during the wet season. Site selection was based on optimizing quantity requirements and providing downstream pollution control for the numerous mining areas, waste dumps and tailings storage facilities.

Community and Employment

The Company has continued to work closely with all stakeholders, including the local communities and relevant authorities, in all aspects of the work completed on the Project to date. The Company estimates that approximately 1000 jobs will be created during the development and construction phase, of which approximately 250 will be employed from the local communities.

An ongoing workforce of 683 is expected to be required to operate the mine. Permanent employees will be largely sourced from the local communities and elsewhere within Ghana, which has a highly trained mining workforce due to a mature gold mining industry.

Project Schedule

A Detailed Project Implementation Plan was completed as part of the PFS. The plan demonstrates that the Project can be ready for commissioning within 18 months from the start of detailed engineering work and with first gold produced in H1 2015 and steady-state production reached in H2 2015.

Study Consultants

The PFS has been managed by DRA and completed by a number of industry recognised consultants engaged by the Company (Table 12).

Table 12 – PFS Consultants

DRA Mineral Projects	Study Management, Process Plant, Power Supply, Infrastructure and Capital and Operating Costs
DRA Mining (Pty) Ltd	Reserve Estimation and Mining Design
CAE Mining Africa	Detailed Mine Design
Minxcon	Mineral Resources Estimation
OHMS	Mining Geotechnical Study
Amdel	Metallurgical and Laboratory Testwork
Epoch Resources (Pty) Ltd	Tailings Storage Facilities
Epoch Resources (Pty) Ltd	Social and Environmental Impact Assessment
Coffey Mining	Hydrogeology
Venmyn Deloitte	43-101 including Financial Model Development and Related Analysis

DRA has been established for over 25 years and has extensive experience of design and construction of mineral processing plants and infrastructure throughout Africa.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Qualified Person Statements

The information in this release that relates to Mineral Reserves is based on information compiled by Mr. Thomas Obiri-Yeboah. Mr. Thomas Obiri-Yeboah is the Senior Mining Engineer of DRA Mineral Projects Mining Division. Mr. Thomas Obiri-Yeboah is a Member of the South African Institute of Mining and Metallurgy and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this report, was satisfied with the verification process and consented to this disclosure in the May 14, 2013 Pre-Feasibility Study news release and the MD&A for the three months ended March 31, 2013.

The information in this release that relates to the Process is based on information compiled by Mr Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr Bezuidenhout is a Director of DRA Mineral Projects. Mr Bezuidenhout has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this report, was satisfied with the verification process and consented to this disclosure in the May 14, 2013 Pre-Feasibility Study news release and the MD&A for the three months ended March 31, 2013.

The information in this release that relates to in-situ Mineral Resources is based on information compiled by Mr Charles Muller of Minxcon. He is a Member of the Australasian Institute of Mining and Metallurgy and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. The Qualified Person has verified the data disclosed in this release, including sampling, analytical and test data underlying the information and consented to this disclosure in the May 14, 2013 Pre-Feasibility Study news release and the MD&A for the three months ended March 31, 2013.

The information in this release that relates to the economic assessment is based on financial models  compiled by Mr Andy Clay of Venmyn Deloitte. He is a Member of the Canadian Institute of Mining Metallurgy and Petroleum and Australasian Institute of Mining and Metallurgy and is a member of the International Mineral Asset Valuation (IMVAL) committee. Mr Clay  has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity he is undertaking, to qualify as a Qualified Valuator  under Canadian Institute of Mining and Metallurgy (CIMVAL) guidelines and regulations. The Qualified Valuator has verified the financial and economic data and consented to this disclosure in the May 14, 2013 Pre-Feasibility Study news release and the MD&A for the three months ended March 31, 2013.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Expenditures

For the six months ended June 30, 2013, the Company incurred $1.0 million of exploration and evaluation expenditures on its Esaase Gold Property in areas where the technical feasibility and economic recoverability has not yet been established.

Exploration and evaluation expenditures
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Esaase:
Camp operations	$80,676	$237,982	$179,161	$237,982
Exploration drilling	-	518,889	-	1,319,726
Exploration related costs	326,721	326,449	713,100	785,555
Share-based payments	20,903	148,413	62,155	353,836
VAT receivable allowance	4,091	63,024	8,596	112,551
	432,391	1,294,757	963,012	2,809,650

Asumura:	-	2,300	344	2,300

Total exploration and evaluation expenditures	$432,391	$1,297,057	$963,356	$2,811,950

The results of the September 2011 PFS for the Esaase project indicated the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(f) in the audited annual consolidated financial statements for the nine months ended December 31, 2012), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further costs incurred for the development of the project are capitalized as mineral interests. Effective October 1, 2011 the Company began capitalizing costs associated with the development of the Esaase project. During the six months ended June 30, 2013, the Company capitalized $6.4 million (nine months ended December 31, 2012 - $17.8 million) of development costs to mineral interests and development assets.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Development costs capitalized to mineral interests
	Six months ended June 30, 2013	Nine months ended December 31, 2012

Esaase:
Camp operations	$1,195,431	$2,017,952
Community affairs	675,051	-
Development support costs	226,919	8,305,493
Environment	444,094	-
Feasibility studies and engineering	2,306,199	3,215,037
Permitting	165,623	-
Sustainability	479,980	2,755,749
Share-based payments VAT receivable allowance	908,540 28,062	1,401,269 96,757
Total development costs for the period	$6,429,899	$17,792,257

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, on March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold Property and other properties owned by Keegan Resources Ghana Limited (“Asanko Ghana”), through an interest in Asanko Ghana. Asanko Ghana has reserved for issue 10% of its common shares to the Ghanaian government, and one government representative was appointed to its Board of Directors. The 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Asanko Ghana at the end of a financial year but does not have to contribute to its capital investment.

Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now requires the holder of a mining lease, restricted mining lease, or small scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase Gold property’s existing mining lease and whether the rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.  The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

PMI Merger

In December 2012, the Company entered into a definitive arrangement agreement with PMI Gold Corp. (“PMI”) to combine their respective businesses (the "Merger") and to create a leading West African gold development company.  The proposed Merger was to be effected by way of court-approved plan of arrangement of PMI (the "Arrangement") under the Business Corporations Act of British Columbia.

On February 18, 2013, Asanko and PMI jointly announced that they had terminated the Arrangement in accordance with its terms. The decision came as a result of the mutual determination of Asanko and PMI that it was unlikely that PMI's shareholders would approve the Merger contemplated by the Arrangement. The termination of the Arrangement was not on account of any differences arising between the respective boards about valuation issues or on account of any new facts having come to their attention. Asanko and PMI agreed that no termination fee would be payable as a result of the mutual termination of the Arrangement and the parties released each other from all obligations in respect of the Arrangement.

Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property and completed the field program in March 2011.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Results of Operations

Three months ended June 30, 2013 and 2012

During the three months ended June 30, 2013 (the “Quarter”), Asanko had income of $1.7 million or earnings of $0.02 per share compared to a loss of $5.7 million or $0.08 per share during the same period in the previous year, an increase of $7.2 million. The main driver of this increase was a $6.1 million gain on the revaluation of the foreign currency warrant liability at June 30, 2013. The warrants were issued in conjunction with the November 2012 financing and will be revalued on a quarterly basis until they are either exercised or expire. In addition, administration expenses decreased by $1.2 million and exploration and evaluation expenditures decreased by $0.9 million in the Quarter compared to the same quarter in the previous year.

Administration expenses incurred during the three months ended June 30, 2013 were $2.7 million compared to $3.9 million, a decrease of $1.2 million or 31%.

Significant variances in administration expenses included the following:

•
Share-based compensation decreased by $1.2 million or 67% - $0.6 million in the Quarter compared to $1.8 million in the same quarter of the previous year. The reduction was the result of only 0.4 million new share-based options granted during the Quarter vs. 2.1 million share-based options granted in the comparative quarter.

•
Consulting fees, directors’ fees and wages and benefits increased by $0.3 million or approximately 42% - $1.0 million during the Quarter as compared to $0.7 million in the same period of the previous year. This increase was mainly due to a one-time payment of $0.4 million for the termination of an executive employment contract.

•
Regulatory fees, transfer agent and shareholder information increased by $0.05 million or 119% due to the timing of the Company’s AGM. The Company’s year-end changed from March 31 to December 31 and in conjunction with the change the timing of the AGM was 3 months earlier than in the past.

•
Office, rent and administration increased by 11% as the Company made a significant effort during the Quarter to reorganize its corporate office and administrative staff to lower administration costs going forward. The reorganization included the termination of all personnel services provided by Universal Mineral Services Ltd. (“UMS”), reducing administrative staff in Vancouver to a small team to handle all administration, accounting and regulatory requirements of the Company. These changes came into effect in July 2013 and it is expected that administration costs going forward will be substantially lower than in the past.

•
Travel, promotion and investor relations decreased by $0.3 million or 42% - $0.5 million during the Quarter as compared to $0.8 million in the same period of the previous year. The Company made a significant effort during the Quarter to reorganize investor relations. The reorganization included the termination of all investor relations personnel services provided by UMS and the hiring of a part time investor relations consultant based in the UK. All of these changes came into effect in July 2013 and will result in a significantly lower cost structure than in the past.

Exploration and evaluation expenditures were $0.4 million during the three months ended June 30, 2013 as compared to $1.3 million in the same period of the previous year, a decrease of $0.9 million or 67%. In June 2012 the Company put exploration programs on hold in an effort to conserve cash for deployment in advancing Esaase to production. Costs are still being incurred but have been significantly reduced.

Foreign exchange losses were $0.9 million during the three months ended June 30, 2013 as compared to $0.6 million in the same period of the previous year, an increase of $0.3 million. The Company continues to have exposure to foreign exchange fluctuations as they relate to Canadian dollar cash and cash equivalent holdings. The Company is working towards reducing its exposure by choosing opportunistic times to buy US dollars.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Impairment loss on investment in associate was $0.6 million during the Quarter as compared to $Nil in the same period of the previous year. This cost relates to a write down of the investment due to the impairment of the investment in UMS.

Six months ended June 30, 2013 and 2012

During the six months ended June 30, 2013 (“YTD”), Asanko had income of $1.6 million or earnings of $0.02 per share compared to a loss of $12.9 million or $0.17 per share during the same period in the previous year, an increase of $14.5 million. The main driver of this increase was a $10.6 million gain on the revaluation of the foreign currency warrant liability at June 30, 2013. In addition, administration expenses decreased by $3.4 million and exploration and evaluation expenditures decreased by $1.8 million compared to the previous year.

Administration expenses incurred during the six months ended June 30, 2013 were $5.7 million compared to $9.1 million, a decrease of $3.4 million or 38%.

Significant variances in administration expenses included the following:

•
Share-based compensation decreased by $2.5 million or 63% - $0.6 million in the Quarter compared to $1.8 million in the same quarter of the previous year. The reduction was the result of only 0.4 million new share-based options granted during the YTD vs. 3.5 million share-based options granted in the same period of the previous year.

•
Consulting fees, directors’ fees and wages and benefits decreased by $0.7 million or approximately 29% - $1.6 million during the YTD as compared to $2.3 million in the same period of the previous year. This decrease was mainly due to the timing of annual incentive payments resulting from the change in year-end.

•
Regulatory fees, transfer agent and shareholder information increased by $0.2 million or 149% due to additional filings relating to the PMI merger and the timing of the Company’s AGM which in prior years was held in August or September.

•
Office, rent and administration increased by $0.1 million or 16% as the Company made a significant effort during the YTD to reorganize its corporate office and administrative staff to lower administration costs going forward. The reorganization included the termination of all personnel services provided by UMS, reducing administrative staff in Vancouver to a small team to handle all administration, accounting and regulatory requirements of the Company. These changes came into effect in July 2013 and it is expected that administration costs going forward will be substantially lower than in the past.

•
Travel, promotion and investor relations decreased by $0.4 million or 30% - $0.9 million during the YTD as compared to $1.3 million in the same period of the previous year. The Company made a significant effort during the YTD to reorganize investor relations. The reorganization included the termination of all investor relations personnel services provided by UMS and the hiring of a part time investor relations consultant based in the UK. All of these changes came into effect in July 2013 and will result in a significantly lower cost structure than in the past.

Exploration and evaluation expenditures were $1.0 million during the six months ended June 30, 2013 as compared to $2.8 million in the same period of the previous year, a decrease of $1.8 million or 66%. In June 2012 the Company put exploration programs on hold in an effort to conserve cash for deployment in advancing Esaase to production. Costs are still being incurred but have been significantly reduced.

Foreign exchange losses were $1.5 million during the six months ended June 30, 2013 as compared to a gain of $0.8 million in the same period of the previous year, an increase of $2.3 million. The Company’s continues to have exposure to foreign exchange fluctuations as they relate to Canadian dollar cash and cash equivalent holdings. The Company is working towards reducing its exposure.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Impairment loss on investment in associate was $0.6 million during the YTD as compared to $Nil in the same period of the previous year. This cost relates to a write down of the investment due to the impairment of the investment in UMS.

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Income (loss) and comprehensive income (loss)	Earnings (loss) per share
June 30, 2013	$294,955	$1,715,473	$0.02
March 31, 2013	$244,507	$(135,684)	$(0.00)
December 31, 2012	$241,710	$(6,071,918)	$(0.07)
September 30, 2012	$291,818	$(1,798,774)	$(0.02)
June 30, 2012	$118,664	$(5,675,510)	$(0.08)
March 31, 2012	$155,117	$(7,260,807)	$(0.10)
December 31, 2011	$383,849	$(2,740,892)	$(0.04)
September 30, 2011	$392,092	$(15,496,513)	$(0.21)

Liquidity and Capital Resources

The Company had working capital of $189.7 million at June 30, 2013 compared to $201.7 million at December 31, 2012, representing a decrease in working capital of $12.0 million. As at June 30, 2013, the Company had cash and cash equivalents of $190.4 million compared to cash and cash equivalents of $204.6 million as at December 31, 2012. The Company will require additional funding for the development and construction of the Esaase Gold Project, for which the Company has planned steady state production by Q4-2015.

The estimated capital cost for the Esaase Gold Project based on the PFS is approximately $290 million. The process of obtaining debt financing of $130 to 150 million to fund the balance of the capital required to build the project and provide working capital during commissioning and start-up, is underway. To provide assistance in this regard, the Company has engaged RFA Consulting ("RFA") as financial advisors. RFA is an independent advisory boutique based in Johannesburg, South Africa which focuses on the provision of corporate finance advisory services to the mining and resource sector. In addition, the Company has engaged Norton Rose Fulbright to act as legal advisor in relation to the financing.

The Company is now in the process of working with various financial institutions to engage Independent Technical Experts to work alongside the DFS engineering team conducting technical due diligence. In addition to this process, the Company is also investigating other alternatives to traditional project debt financing.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Additional funds may be received through the exercise of outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  As at June 30, 2013 none of the Company’s outstanding share purchase warrants and only 12,500 options were in-the-money.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

As at June 30, 2013, the other sources of funds potentially available to the Company are through the exercise of 9,443,500 warrants with an exercise price of C$4.00 and of the outstanding share-based options with terms as follows:

Exercise price	Number outstanding at June 30, 2013	Expiry date	Number exercisable at June 30, 2013

C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	75,000	July 2, 2014	75,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	270,000	October 6, 2014	270,000
C$6.50	50,000	December 13, 2014	50,000
C$6.19	952,500	May 26, 2015	952,500
C$8.00	100,000	March 17, 2016	100,000
C$4.59	1,247,816	February 16, 2017	1,086,566
C$3.74	1,993,750	June 7, 2017	1,458,125
C$3.75	1,150,000	October 16, 2017	575,000
C$3.90	835,000	November 7, 2017	417,500
C$2.42	365,000	May 21, 2018	91,250
	7,196,566		5,233,441
Weighted average contractual life remaining at June 30, 2013 (years)	3.54		3.28

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

Historically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Commitments

As at June 30, 2013, the Company did not have any significant contractual commitments, except as disclosed in note 4 of the condensed interim consolidated financial statements as at June 30, 2013 and for the three and six months then ended.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Reconciliation of previous financings

Reconciliation of Use of Proceeds from February 2011 Offering

Esaase Property Costs			Budget ($ 000s)	Actual ($ 000s)
Phase 1	Exploration	Drilling Assaying	11,200 1,680	$3,461 3,265
	Development	Drilling	5,750	4,130
		Technical Drilling (Hydrogeo & Percussion)	500	-
		Assaying Metallurgy	862 500	- -
		Engineering Studies	2,250	13,453
		Wages and Overhead-Owners Development Team	2,000	1,722
	Sustainability (formerly Health, Safety, Environment and Community)		1,750	8,031
	Contingency (15%)		3,973	1,616
	Sub-Total:		30,465	35,678
Phase 2 (First 12 Months Only)	Engineering, Procurement, Construction Management		18,000	-
	Pre-Production excavation		3,750	-
	Infrastructure		7,000	-
	Mining Equipment Fleet		24,000	-
	Long Lead Process Plant Items		9,000	-
	Health Safety Environment and Community (HSEC)		1,750	-
	Camp Costs Camp Construction & Vehicles	Camp Operational Costs Camp Construction & Vehicles	9,475 5,000	5,923 952
	Wages and Overhead-Owners Development Team		4,000	-
	Contingency (15%)		12,295	-
	Sub-Total:		94,270	6,875
Total 24 month budget for Esaase Property			124,735	42,553
Corporate development and overhead (estimated at $500,000 per month)			12,000	24,894
Unallocated working capital and potential acquisitions			72,865	11,457
Total Use of Proceeds			$209,600	$78,904

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by the management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Related party transactions (recoveries):

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Universal Mineral Services Ltd.	$648,492	$738,381	$1,414,093	$738,381
Rock-on Exploration Ltd.	-	15,000	-	50,070
Other public companies	-	-	-	(439,755)
	$648,492	$753,381	$1,414,093	$348,696

Related party balances receivable (payable):

	June 30, 2013	December 31, 2012

Universal Mineral Services Ltd.	$(269,735)	$(237,900)
Universal Mineral Services Ltd. – prepaid deposit	130,728	138,201
	$(139,007)	$(99,699)

Universal Mineral Services Ltd. (“UMS”) was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provides geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective June 30, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy costs and IT services where required.

Rock-on Exploration Ltd. (“Rock-on”) is a private company controlled by a director of the Company. Pursuant to this geological consulting agreement, the Company paid $10,000 per month plus benefits until March 31, 2012, and after that $5,000 per month plus benefits until October 30, 2012, when the director resigned.

During the three months ended March 31, 2012, the Company recovered the cost of geological, corporate development, administrative and management services provided by UMS to several companies with directors and officers in common. As UMS is no longer a wholly owned subsidiary, the Company did not recover any costs from these related parties, subsequent to March 30, 2012.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Subsequent Events

None

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of mineral properties, measurement of asset retirement obligations and the valuation of share-based payments and foreign currency warrant liability. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

During the six months ended June 30, 2013, the Company decreased the asset retirement provision by $1.3 million due to an increase in the discount rate, as noted below.

The assumptions used to determined the Company’s asset retirement obligation are as follows:

Esaase project	Six months ended	Nine months ended
	June 30, 2013	December 31, 2012

Undiscounted and uninflated estimated future cash obligation	$10,642,162	$10,642,162
Expected term until settlement	14.50 years	15 years
Discount rate	2.87%	2.16%

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Share-based payments and foreign currency warrant liability: Management determines the fair value of share-based payments and foreign currency warrant liability using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit. Management has determined that the mineral interest and development costs that have been capitalized are economically recoverable. Management uses several criteria to assess economic recoverability and probability of future economic benefit including geological information, life of mine models, scoping and pre-feasibility studies, and existing permits and permitting programs.

Changes in Accounting Policies including Initial Adoption

There has been no change in significant accounting policies, except as noted in Note 2(d) of the condensed interim consolidated financial statements for the six months ended June 30, 2013.

Financial Instruments and Other Instruments

As at June 30, 2013 the Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and share purchase warrants denominated in a currency different from the Company’s functional currency.

(a)	Risk exposure

The Company is exposed to currency risk through its holding of Canadian dollar (CAD) cash and cash equivalents. At June 30, 2013, the Company had a CAD balance of $23.9 million (December 31, 2012 - $32.5 million) expressed in US dollar equivalent. As at June 30, 2013 and December 31, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

(b)	Fair values

(i)	Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at June 30, 2013 and at December 31, 2012 of the foreign currency warrant liability associated with the issuance of these warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2013	December 31, 2012
Risk free interest rate	1.25%	1.14%
Expected dividend yield	0%	0%
Share price volatility	57%	63%
Share price at the date of valuation	$ C2.25	$ C3.95
Expected life of warrants	1.35 years	1.85 years

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

(ii)	Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated annual financial statements for the nine months ended December 31, 2012 and the year ended March 31, 2012.

There has been no material change in the Company’s internal control over financial reporting during the six months ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Summary of Outstanding Share Data

As of the date of this MD&A, there were 85,034,338 common shares of the Company issued and outstanding, 7,046,466 share purchase options outstanding and 9,443,500 share purchase warrants outstanding.

ASANKO GOLD INC. (Formerly Keegan Resources Inc.)

Management’s Discussion & Analysis
Three and six months ended June 30, 2013 and 2012

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 40-F filing for the nine months ended December 31, 2012, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.